

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 10, 2022

Joshua Lamstein
Chairman
Scopus BioPharma Inc.
420 Lexington Avenue, Suite 300
New York, New York 10170

      Re: Scopus BioPharma Inc.
          Registration Statement on Form S-3
          Filed January 4, 2022
          File No. 333-261991

Dear Mr. Lamstein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Anna Tomczyk